UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)

(Amendment No. 9)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________

GOLDCORP INC.
(Name of Subject Company (Issuer)

GLAMIS GOLD LTD.
(Name of Filing Person (Offeror))

_____________

Common Shares
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

_____________

Charles A Jeannes, Esq.
Senior Vice President, Administration,
General Counsel and Secretary
Glamis Gold Ltd.
5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

with a copy to:

David S. Stone, Esq.
Neal, Gerber & Eisenberg, LLP
2 North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,856,644,848	$336,228

(1) Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 210,124,667, the number of Goldcorp Inc. common shares outstanding on December 22, 2004, by $13.595, the price of a Goldcorp common share, calculated based on the average of the high and low prices for Goldcorp common shares reported on the New York Stock Exchange on December 8, 2004.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$336,228
Form or Registration No.:	F-10
Filing party:	Glamis Gold Ltd.
Date filed:	January 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:            ☐

     This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on January 7, 2005, relating to the third party tender offer made pursuant to the offer to purchase and circular dated January 7, 2005 (as amended or supplemented from time to time, the “Offer and Circular”) and in the related Letter of Transmittal. Upon the terms and subject to the conditions described in the Offer and Circular and Letter of Transmittal, Glamis Gold Ltd., a British Columbia, Canada, corporation (“Glamis”) is offering to purchase all outstanding common shares of Goldcorp Inc., an Ontario, Canada, corporation (“Goldcorp”), at a purchase price of 0.89 of a Glamis common shares for each outstanding common share of Goldcorp.

          Capitalized terms used herein but not defined herein have the respective meanings assigned to such terms in the Offer and Circular.

Item 4.	Terms Of The Transaction

The last sentence of the third paragraph of page i of the Offer and Circular is hereby amended and restated to read in its entirety as follows:

“Glamis undertakes no obligation to update forward looking statements, except as may be required in connection with a material change in the information disclosed herein.”

The second sentence of the fifth paragraph of page 4 of the Offer and Circular is hereby amended and restated to read in its entirety as follows:

“Any Goldcorp common shares deposited under the offer after the first date on which Goldcorp common shares have been taken up and paid for by us will be taken up promptly, but in any event within 10 days of that deposit.”

The following sentence is hereby added immediately following the third sentence of the first paragraph of page 6 of the Offer and Circular:

“We have agreed to pay members of the soliciting dealer group a fee for each Goldcorp common share deposited and taken up by us under the offer, other than shares held by the dealer manager or any such member for its own account. We may require the dealer manager to furnish evidence of the beneficial ownership satisfactory to us at the time of deposit.”

The fourth paragraph on page 21 of the Offer and Circular is hereby amended and restated to read in its entirety as follows:

“If all of the conditions referred to above in Section 2 of the Offer to Purchase have been fulfilled or, where permitted, waived at the Expiry Time, Glamis will become obligated to promptly take up and pay for the Goldcorp Shares deposited under the Offer and not withdrawn, but in any event not later than 10 days after the Expiry Date, and to pay for the Goldcorp Shares taken up as soon as possible, but in any event not later than three business days after taking up the Goldcorp Shares. In accordance with applicable Law, Glamis will promptly take up and pay for Goldcorp Shares deposited under the Offer after the date on which it first takes up Goldcorp Shares deposited under the Offer, but in any event not later than 10 days after the deposit of such Goldcorp Shares.”

The first sentence of the second paragraph of page 21 of the Offer and Circular is hereby amended and restated to read in its entirety as follows:

“The foregoing conditions are for the exclusive benefit of Glamis and may be asserted by Glamis regardless of the circumstances giving rise to any such condition (other than any intentional action or inaction by Glamis).”

The second sentence of the fifth paragraph of page 21 of the Offer and Circular is hereby amended and restated to read in its entirety as follows:

“Subject to compliance with Rule 14e-1(c) under the U.S. Exchange Act, Glamis also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Goldcorp Shares in order to comply with, in whole or in part, any applicable approvals or consents of any Governmental Entity.”

The last sentence of the fifth paragraph on page 29 of the Offer and Circular is hereby deleted, and such paragraph is hereby amended and restated to read in its entirety as follows:

“The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.”

The following sentence is hereby added immediately following the fourth sentence of the final paragraph of page 58 of the Offer and Circular:

“Glamis will not pay any fee with respect to deposits of Goldcorp Shares held for the account of the Dealer Manager or any Soliciting Dealer. Glamis may require the Dealer Manager to furnish evidence of the beneficial ownership satisfactory to Glamis at the time of deposit.”

Item 7.	Source and Amount of Funds or other Consideration

The following is hereby added under the heading “23. Expenses of the Offer” on page 59 of the Offer and Circular:

“Glamis will fund the costs and expenses it incurs as a result of the Offer, and Glamis has sufficient funds available to pay all such costs and expenses. Glamis estimates that the fees and expenses of the Offer will be as follows:

Accounting	$500,000
Filings	$300,000
Legal	$2,100,000
Technical Consulting and Appraisals	$3,000,000
Printing and Mailing	$500,000
Solicitation Matters	$600,000
Advertising and Investor Relations	$500,000
Other	$100,000

Total Estimated Costs and Expenses	$7,600,000

In addition, Glamis estimates that in the event its Offer is successful, it would incur additional expenses consisting of approximately $14.2 million of investment banking fees and up to $3.2 million of other or contingency expenses.”

Item 10.	Financial Statements

The summary financials set forth on page 7 of the Offer and Circular are hereby supplemented to include the following line items (headings included to assist in review of the information):

			Glamis Actual
(In millions of U.S.				As at	As at
dollars, except per share	Pro forma as at	Pro forma as at	As at	December 31, 2003	December 31, 2002
and gold price data)	September 30, 2004	December 31, 2003	September 30, 2004	(restated)[1]	(restated)[1]
Current assets	$485.1	$585.6	$54.2	$156.2	$180.5
Noncurrent assets	$3,929.8	$3,844.0	$517.6	$377.9	$297.3
Current liabilities	$49.0	$71.9	$26.8	$10.8	$11.5
Noncurrent liabilities	$602.7	$612.7	$92.1	$88.6	$77.7
Book value per share	$12.33	$12.29	$3.47	$3.34	$3.08
Gross profit	$120.5	$217.0	$31.5	$42.4	$39.7
Net earnings from continuing operations before extraordinary items and cumulative effect of change in accounting principle[2]	$16.0	$43.2	$14.8	$18.2	$13.8
Diluted earnings per share	$0.05	$0.14	$0.11	$0.14	$0.14

1 Effective January 1, 2004, the Company adopted: (a) retroactively without restatement the use of the fair value method of accounting for stock-based compensation issued to employees; and (b) retroactively with restatement new guidance with respect to the measure and recognition of asset retirement obligations. The amounts presented for 2003 and 2002 have been restated from those previously presented to give effect to the change in the accounting for asset retirement obligations.

2 Since there were no extraordinary items or cumulative effects of changes in accounting principle with respect to the relevant periods, these figures are the same as the amounts reported under the heading “Net earnings” with respect to such periods.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 1, 2005

Glamis Gold, Ltd.
By:	/s/ Charles A. Jeannes
	Name:	Charles A. Jeannes
	Title:	Senior Vice President, Administration, General Counsel and Secretary